January 27, 2009
Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 2561
Washington, D.C. 20549
Re:	lululemon athletica inc. Form 10-K filed for fiscal year ended February 3, 2008 Filed April 8, 2008 File No. 001-33608
Dear Mr. Reynolds:
This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 10-K for the fiscal year ended February 3, 2008 (filed April 8, 2008, File No. 001-33608) (the “Form 10-K”) and revised Definitive Proxy Statement (filed May 9, 2008, File No. 001-33608) (the “Proxy Statement”), as set forth in your letter to the Company dated January 14, 2009. For reference purposes, the text of the comment contained in your letter dated January 14, 2009 have been reproduced herein (in bold), with the Company’s response below such comment.
Revised Definitive Proxy Statement Filed on May 9, 2008
Executive Compensation, page 13
Annual Cash Incentives, page 14
creating components for people to live longer, healthier and more fun lives
2285 Clark Drive, Vancouver, BC Canada V5N 3G9.   Tel: 604 732 6124   Fax: 604 874 6124

1.	You disclose that your compensation committee adopted formal bonus plans in March 2007 for your executive and management level employees for the year ended February 3, 2008. The company, however, has not provided quantitative disclosure of the financial performance targets to be achieved for your named executive officers to earn their performance bonuses. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please supplementally advise us, within the timeframe below, whether the company’s targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
Company Response: The Company in the Proxy Statement disclosed that, in March 2007, prior to its initial public offering, the Compensation Committee of the Board of Directors adopted bonus plans for the Company’s executive and management level employees. Bonuses under these plans for executive and management level employees were paid in March 2008 with respect to performance during the 2007 fiscal year, which bonus amounts are disclosed in the Summary Compensation Table contained in the Proxy Statement.
The Proxy Statement further discloses that the Company adopted a 2008 Executive Bonus Plan (the “2008 Plan”) for the Company’s executive officers for performance during fiscal 2008, and provides the following disclosure in the Proxy Statement concerning the financial and operational performance targets under the 2008 Plan:
“Financial Performance Goals. Pursuant to the terms of the 2008 Plan, the Compensation Committee will evaluate the company’s overall financial performance against the following four financial performance goals for fiscal 2008: diluted earnings per share; comparable store sales; operating margin; and inventory levels. The Compensation Committee has set performance goals for each participant based on the financial performance goals, together with related target awards. The Compensation Committee believes that the approved financial goals are reasonable in light of the company’s historic growth and current business strategy, and as such the committee anticipates achievement levels consistent with those achieved historically.”
The Company respectfully submits that public disclosure of the actual corporate performance targets for the identified categories, which are diluted earnings per share, comparable store sales, operating margin, and forward weeks sales in inventory, could result in substantial competitive harm to the Company. The specific corporate performance target amounts contained in the 2008 Plan are confidential and are based on the Company’s internal financial plan which, even following the period covered by the financial plan, is not publicly disclosed by the Company. In short, the Company treats its corporate performance targets as highly confidential and sensitive information and has not disclosed and does not intend to disclose such information.

The Company’s determination that the disclosure of its actual corporate performance targets could result in substantial competitive harm arises from a number of concerns, including the Company’s belief that such disclosures would (1) enable competitors to engage in aggressive pricing and negotiation tactics to the detriment of the Company’s interests, (2) permit competitors to use such information to ascertain the Company’s competitive initiatives, and (3) render the Company vulnerable to poaching of its key employees. Each of these concerns is explained in greater detail below.
First, the Company believes that disclosure of its actual corporate performance targets would enable the Company’s competitors to engage in aggressive pricing and negotiation tactics that are harmful to the Company’s interests. Publication of the Company’s target EPS figures for bonuses could provide highly relevant information to an experienced market participant regarding the Company’s anticipated revenue, capacity utilization and marketing and sales strategy in the markets in which it competes. Likewise, information regarding the Company’s operating margin and inventory targets could reveal the Company’s intentions with respect to pricing and cost management initiatives. Disclosure of such confidential information could furnish the Company’s current and potential competitors with valuable forecasts, business planning and other financial information that would otherwise remain confidential. The more granular the information regarding the Company’s corporate performance targets, the more accurately competitors could ascertain the Company’s performance targets on particular product lines and translate this information into a competitive advantage.
Second, the Company believes that such disclosures could permit its competitors to ascertain the Company’s competitive initiatives, such as expansion plans into new geographies and efforts to develop new products and customers. Undisclosed performance targets, in and of themselves, would not typically reveal the Company’s strategic plans for achieving future growth. However, if a competitor were to combine this financial information with other information known to it regarding customer demand growth, new product development and other similar factors, it could enable competitors to determine the Company’s plans before they were announced or finalized. This could permit competitors to develop plans to counter Company initiatives or move in advance of them. For example, with possession of such competitive information, a competitor could institute defensive marketing efforts in an established market that the Company plans to enter, reduce prices on vulnerable product offerings or enter new markets prior to the Company’s entry. Over time, such a competitive disadvantage could stifle the growth of the Company and impair its operating profitability.
Finally, the Company believes that the disclosure of actual corporate performance targets could compromise the Company’s ability to attract and retain key officers. Each year the Compensation Committee of the Company’s Board of Directors establishes corporate performance targets, and takes such targets into account in determining the compensation of the Company’s executive officers as it deems relevant. In this process, the Compensation Committee seeks to challenge its key officers and encourage them to stretch to achieve greater corporate performance and returns for the Company’s stockholders. If such targets were to become public knowledge, this could enable competitors to systematically misrepresent the Company’s targets, particularly in instances in which the Company’s actual performance falls short of such targets. Failure to meet performance targets could be used by competitors to influence the Company’s key officers to leave its employ by suggesting that such other company offered an environment in which such officers have a realistic prospect of meeting their performance targets and thereby earn bonuses. Over time, such effects, or the possibility of such effects, could lead the compensation committee to lower its sights in setting targets so as to ensure that targets are met. Accordingly, the Company does not believe that external disclosure of corporate performance targets would serve the interests of the Company or its stockholders.
For all of these reasons, the Company believes that the disclosure of the actual corporate performance targets would have an adverse effect upon the Company’s business and its ability to compete and, accordingly, would harm the Company’s stockholders.
With respect to Instruction 4 to Item 402(b), the Company discloses the following in the Proxy Statement: “The Compensation Committee believes that the approved financial goals are reasonable in light of the company’s historic growth and current business strategy, and as such the committee anticipates achievement levels consistent with those achieved historically.” In future proxy statements, the Company will expand its disclosure in response to the Staff’s comment to elaborate further regarding the level of anticipated difficulty associated with achieving the undisclosed performance target levels. These performance targets are set at levels that represent challenging performance goals linked to achievement of the Company’s operating plan, consistent with a “pay for performance” philosophy.
The Company further supplementally advises the Staff that the performance targets under the 2008 Plan are not materially different from those performance targets set by the Compensation Committee for the fiscal year 2007. The Compensation Committee has not yet determined the terms of the executive bonus plan with respect to the Company’s 2009 fiscal year, but the relevant details of that plan, when adopted, will be set forth in the Company’s proxy statement with respect to its 2009 annual meeting of stockholders. To the extent that quantitative factors are taken into account in setting compensation policies or making compensation decisions in future periods, and the Company determines that the disclosure of such factors would cause the Company competitive harm, the Company will comply with Instruction 4 to Item 402(b) of Regulation S-K.
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K and Proxy Statement. Please do not hesitate to contact the undersigned or John E. Currie, the Company’s Chief Financial Officer, at 604-732-6124, or Mark F. Hoffman, Esq. of DLA Piper LLP (US), our outside counsel, at 206-839-4800, if you have any questions regarding this letter.
Sincerely,
/s/  Christine Day

Christine Day
Chief Executive Officer
lululemon athletica inc.
cc:	Mr. Edwin S. Kim (SEC Division of Corporate Finance) Mr. John E. Currie (lululemon athletica inc.) Mr. David Negus (lululemon athletica inc.) Mr. Mark F. Hoffman (DLA Piper LLP (US))